February 2012 Preliminary Terms No. 45 Registration Statement No. 333-169119 Dated February 21, 2012 Filed pursuant to Rule 433

INTEREST RATE STRUCTURED INVESTMENTS
Fixed Rate Step-Up Callable Notes due March 2, 2024
Subject to early redemption and as further described below, interest will accrue and be payable on the Notes semi-annually, in arrears, at the rates described below under “Interest Rate”. All payments on the Notes, including the repayment of principal, are subject to the creditworthiness of Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party.

SUMMARY TERMS
Issuer:	Barclays Bank PLC
Principal Amount:	$[ ]
Issue Price:	$1,000 per Note
Original Trade Date:	February 28, 2012
Original Issue Date:	March 2, 2012
Maturity Date:	March 2, 2024, subject to Redemption at the Option of the Company (as set forth below).
Interest Rate Type:	Fixed Rate
Day Count Convention:	30/360
Interest Rate:

For each Interest Period commencing on or after the Original Issue Date, to but excluding March 2, 2017, the interest rate per annum will be equal to: [4.00]% per annum.

For each Interest Period commencing on or after March 2, 2017, to but excluding March 2, 2020, the interest rate per annum will be equal to: [4.25]% per annum.

For each Interest Period commencing on or after March 2, 2020, to but excluding March 2, 2021, the interest rate per annum will be equal to: [4.50]% per annum.

For each Interest Period commencing on or after March 2, 2021, to but excluding March 2, 2022, the interest rate per annum will be equal to: [5.00]% per annum.

For each Interest Period commencing on or after March 2, 2022, to but excluding March 2, 2023, the interest rate per annum will be equal to: [6.00]% per annum.

For each Interest Period commencing on or after March 2, 2023, to but excluding the Maturity Date, the interest rate per annum will be equal to: [8.00]% per annum.

Interest Period:

The initial Interest Period will begin on, and include, the Original Issue Date and end on, but exclude, the first Interest Payment Date. Each subsequent Interest Period will begin on, and include, the Interest Payment Date for the immediately preceding Interest Period and end on, but exclude, the next following Interest Payment Date. The final Interest Period will end on, but exclude, the Maturity Date.

Payment at Maturity:

The payment at maturity per Note will be the stated principal amount plus accrued and unpaid interest. The Notes are not, either directly or indirectly, an obligation of any third party, and any payment to be made on the Notes, including any payment at maturity or on any interest payment date, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due.

Business Day:	New York; London.
Business Day Convention:	Following, Unadjusted
Interest Payment Dates:	☐ Monthly, ☐ Quarterly, ☒ Semi-Annually, ☐ Annually,

payable in arrears on the 2nd day of each March and September, commencing on September 2, 2012 and ending on the Maturity Date or the Early Redemption Date, if applicable.
Redemption at the Option of the Company:

We may redeem your Notes, in whole or in part, at the Redemption Price set forth below, on any Interest Payment Date beginning on March 2, 2013, provided we give at least five business days’ prior written notice to the trustee. If we exercise our redemption option, the Interest Payment Date on which we so exercise will be referred to as the “Early Redemption Date”.

Redemption Price:

If we exercise our redemption option, you will receive on the Early Redemption Date 100% of the principal amount of the Notes, together with any accrued and unpaid interest to but excluding the Early Redemption Date (subject to the creditworthiness of the Issuer).

Settlement:	DTC; Book-entry; Transferable.
Denominations:	Minimum denominations of US$1,000 and integral multiples of US$1,000 thereafter.
CUSIP:	06738KS44
ISIN:	US06738KS448
Listing:	We do not intend to list the Notes on any U.S. securities exchange or quotation system.
Calculation Agent:	Barclays Bank PLC
Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)	Proceeds to Issuer
Per Note	100%	1.75%	98.25%
Total	$	$	$

(1)          Barclays Capital Inc. will receive commissions from the Issuer equal to 1.75% of the principal amount of the notes, or $17.50 per $1,000 principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers including Morgan Stanley Smith Barney LLC.

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE RELATED PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW BEFORE YOU MAKE AN INVESTMENT DECISION.

Prospectus dated August 31, 2010
Prospectus Supplement dated May 27, 2011

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC“) for the offering to which these preliminary terms relate. Before you invest, you should read the prospectus dated August 31, 2010, the prospectus supplement dated May 27, 2011 and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement preliminary pricing supplement, if any, and final pricing supplement (when completed) and these preliminary terms if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 2-3430). A copy of each of these documents may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or determined that these preliminary terms are truthful or complete. Any representation to the contrary is a criminal offense.

Barclays Capital Inc.

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Fixed Rate Step-Up Callable Notes due March 2, 2024

Additional Terms of the Notes

You should read these preliminary terms together with the prospectus dated August 31, 2010, as supplemented by the prospectus supplement dated May 27, 2011 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part. These preliminary terms, together with the documents listed below, contain the terms of the Notes and supersede all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated August 31, 2010:
http://www.sec.gov/Archives/edgar/data/312070/000119312510201448/df3asr.htm

•	Prospectus supplement dated May 27, 2011:

http://www.sec.gov/Archives/edgar/data/312070/000119312511152766/d424b3.htm

Our SEC file number is 1-10257. As used in these preliminary terms, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

The Notes constitute Barclays Bank PLC’s direct, unconditional, unsecured and unsubordinated obligations, are not deposit liabilities and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

During the term of these Notes, interest will accrue and be payable on the notes semi-annually, in arrears, at a rate of (i) Years 1-5: [4.00]% per annum, (ii) Years 6-8: [4.25]% per annum, (iii) Year 9: [4.50]% per annum, (iv) Year 10: [5.00]% per annum, (v) Year 11: [6.00]% and (vi) Year 12: [8.00]% per annum. All payments on the Notes are subject to the creditworthiness of Barclays Bank PLC and are not guaranteed by a third party. The Notes are subject to early redemption as described herein.

Risk Factors

An investment in the Notes involves significant risks. You should read the risks summarized below in connection with, and the risks summarized below are qualified by reference to, the risks described in more detail in the “Risk Factors” section beginning on page S-6 of the prospectus supplement. We urge you to consult your investment, legal, tax, accounting and other advisors and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

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Early Redemption Risk—We may redeem the Notes, in whole or in part, on any Interest Payment Date beginning on March 2, 2013. It is more likely that we will redeem the Notes prior to their stated maturity date to the extent that the interest payable on the Notes is greater than the interest that would be payable on other instruments issued by us of comparable maturity, terms and credit rating trading in the market. If the notes are redeemed, in whole or in part, prior to their stated maturity date, you will receive no further interest payments on the Notes redeemed and may not be able to re-invest the Notes or may have to re-invest the proceeds in a lower rate environment.

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Issuer Credit Risk—The Notes are our unsecured debt obligations, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any payment at maturity or in the event of early redemption, depends on our ability to satisfy our obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the Notes and, in the event we were to default on our obligations, you may not receive any amounts owed to you under the terms of the Notes.

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Fixed Rate Step-Up Callable Notes due March 2, 2024

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Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—Although you will not receive less than the principal amount of the Notes if you hold the Notes to maturity (subject to Issuer credit risk), the Issue Price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, assuming no change in market conditions or any other relevant factor, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions may be lower than the Issue Price, and any sale prior to the Maturity Date could result in a substantial loss to you.

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Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including hedging our obligations under the Notes. In performing these duties, the economic interests of our affiliates are potentially adverse to your interests as an investor in the Notes.

In addition, Barclays Wealth, the wealth management division of Barclays Capital Inc., may arrange for the sale of the Notes to certain of its clients. In doing so, Barclays Wealth will be acting as agent for Barclays Bank PLC and may receive compensation from Barclays Bank PLC in the form of discounts and commissions. The role of Barclays Wealth as a provider of certain services to such customers and as agent for Barclays Bank PLC in connection with the distribution of the Notes to investors may create a potential conflict of interest, which may be adverse to such clients. Barclays Wealth is not acting as your agent or investment adviser, and is not representing you in any capacity with respect to any purchase of Notes by you. Barclays Wealth is acting solely as agent for Barclays Bank PLC. If you are considering whether to invest in the Notes through Barclays Wealth, we strongly urge you to seek independent financial and investment advice to assess the merits of such investment.

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Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

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Many Economic and Market Factors Will Impact the Value of the Notes—The value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

	o	the time to maturity of the Notes;
	o	interest and yield rates in the market generally;
	o	a variety of economic, financial, political, regulatory or judicial events; and
	o	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

United States Federal Income Tax Treatment

The following discussion supplements the discussion in the prospectus supplement under the heading “Certain U.S. Federal Income Tax Considerations” and supersedes it to the extent inconsistent therewith. The following discussion (in conjunction with the discussion in the prospectus supplement) summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of the Notes.

We intend to treat the Notes as indebtedness for U.S. federal income tax purposes and any reports to the Internal Revenue Service (the “IRS”) and U.S. holders will be consistent with such treatment, and each holder will agree to treat the Notes as indebtedness for U.S. federal income tax purposes. The discussion that follows is based on this approach.

We intend to take the position that we are deemed to exercise the redemption option prior to the first interest rate step-up (solely for purposes of determining whether the Notes are issued with “original issue discount” for federal income tax purposes) and, if we do not exercise the redemption option at such time, the Notes will be deemed to be reissued (solely for purposes of the original issue discount rules) at such time, and immediately before each subsequent interest rate step up, for their adjusted issue price. Accordingly, we intend to take the position that the Notes will not be issued with original issue discount for federal income tax purposes and that interest on the Notes will be taxable to a U.S. holder as ordinary interest income at the time it accrues or is received in accordance with the U.S. holder’s normal method of accounting for tax purposes. See “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Notes Subject to Call or Put Options” in the prospectus supplement.

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Fixed Rate Step-Up Callable Notes due March 2, 2024

3.8% Medicare Tax On “Net Investment Income”

Beginning in 2013, U.S. holders that are individuals, estates, and certain trusts will be subject to an additional 3.8% tax on all or a portion of their “net investment income,” which may include the interest payments and any gain realized with respect to the Notes, to the extent of their net investment income that, when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), or $125,000 for a married individual filing a separate return. U.S. holders should consult their advisors with respect to their consequences with respect to the 3.8% Medicare tax.

Information Reporting

Holders that are individuals (and, to the extent provided in future regulations, entities) may be required to disclose information about their Notes on IRS Form 8938—“Statement of Specified Foreign Financial Assets” if the aggregate value of their Notes and their other “specified foreign financial assets” exceeds $50,000. Significant penalties can apply if a holder fails to disclose its specified foreign financial assets. We urge you to consult your tax advisor with respect to this and other reporting obligations with respect to your Notes.

Non-U.S. Holders

Barclays currently does not withhold on interest payments to non-U.S. holders in respect of instruments such as the Notes. However, if Barclays determines that there is a material risk that it will be required to withhold on any such payments, Barclays may withhold on such payments at a 30% rate, unless non-U.S. holders have provided to Barclays an appropriate and valid Internal Revenue Service Form W-8. In addition, non-U.S. holders will be subject to the general rules regarding information reporting and backup withholding as described under the heading “Certain U.S. Federal Income Tax Considerations—Information Reporting and Backup Withholding” in the prospectus supplement.

Certain Employee Retirement Income Security Act Considerations

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

For additional ERISA considerations, see “Employee Retirement Income Security Act” in the prospectus supplement.

Supplemental Plan of Distribution
We will agree to sell to Barclays Capital Inc. (the “Agent”), and the Agent will agree to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of the related pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes. The Agent will commit to take and pay for all of the Notes, if any are taken. The Agent will receive commissions from the Issuer equal to 1.75% of the principal amount of the notes, or $17.50 per $1,000 principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers including Morgan Stanley Smith Barney LLC.

We expect that delivery of the Notes will be made against payment for the Notes on or about the issue date indicated on the cover of these preliminary terms, which will be the third business day following the expected original trade date (this settlement cycle being referred to as “T+3”). See “Plan of Distribution” in the prospectus supplement.

February 2012	Page 5